Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Territorial Bancorp, Inc.
Members of the Audit and Profit Sharing and Retirement Committees:

We consent to the incorporation by reference in registration statement No. 001-34403 on Form S-8 of Territorial Bancorp, Inc. of our report dates June 29, 2011, with respect to the statements of net assets available for benefits of the Territorial Savings Bank Profit Sharing and 401(k) Plan as of December 31, 2010 and 2009, and the related statements of change in net assets available for benefits for the years then ended, and the supplemental schedule of Schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2010, which report appears in the annual report on Form 11-K of the Territorial Savings Bank Profit Sharing and 401(k) Plan.

/s/ KPMG LLP

Honolulu, Hawaii
June 29, 2011